                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                      __________________________________

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 1999

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                          COMMISSION FILE NO. 0-13322


 A. Full title of the plan and address of the plan, if different from that of issuer named below:

                   United Bankshares, Inc. Savings and Stock
                                Investment Plan


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                            United Bankshares, Inc.
                               300 United Center
                           500 Virginia Street, East
                       Charleston, West Virginia  25301

                             REQUIRED INFORMATION

The United Bankshares, Inc. Savings and Stock Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements, attached hereto, are filed as part of the Annual Report:

     Financial Statements and Schedules - Modified Cash Basis
     --------------------------------------------------------

     (i)   Report of Independent Auditors
     (ii)  Statements of Net Assets Available for Benefits
     (iii) Statements of Changes in Net Assets Available for Benefits
     (iv)  Notes to Financial Statements
     (v)   Supplemental Schedules

                               Index to Exhibits
                               -----------------

                                          S-K Item 601      Sequential
    Description                          Table Reference    Page Number
    -----------                          ---------------    -----------

Consent of Ernst & Young LLP                   (23)             11

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   United Bankshares, Inc. Savings and
                                   Stock Investment Plan



June 27, 2000                         /s/ Jack C. Stokes
                                   ---------------------
                                   Jack C. Stokes
                                   Plan Administrator
                                   United Bankshares, Inc. Savings
                                    and Stock Investment Plan

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

               Financial Statements and Supplemental Schedules--
                              Modified Cash Basis

                               December 31, 1999



                                   Contents

Report of Independent Auditors..........................................................   1

Financial Statements--Modified Cash Basis

Statements of Net Assets Available for Benefits--Modified Cash Basis....................   2
Statements of Changes in Net Assets Available for Benefits--Modified Cash Basis.........   3
Notes to Financial Statements--Modified Cash Basis......................................   4

Supplemental Schedules--Modified Cash Basis

Schedule H, Line 4(i)--Schedule of Assets Held for Investment Purposes at
 End of Year--Modified Cash Basis.......................................................   9
Schedule H, Line 4(i)--Schedule of Reportable Transactions Held for Investment
 Purposes at End of Year--Modified Cash Basis...........................................  10

                        Report of Independent Auditors

United Bankshares, Inc. Plan Sponsor

We have audited the accompanying statements of net assets available for benefits--modified cash basis of the United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits--modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits--modified cash basis of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits--modified cash basis for the years then ended, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes at December 31, 1999, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                          /s/  Ernst & Young LLP


Charleston, West Virginia
June 16, 2000

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

               Statements of Net Assets Available for Benefits--
                              Modified Cash Basis



                                                             December 31
                                                         1999            1998
                                               ----------------------------------
Assets
Cash and equivalents                                 $   490,408      $   433,485
Investments, at fair value (Note 3)                   20,761,079       21,291,796
Contributions receivable                                 102,129          142,538
Loans receivable                                          23,657           21,736
                                               ----------------------------------
Net assets available for benefits                    $21,377,273      $21,889,555
                                               ==================================

See notes to financial statements.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

         Statements of Changes in Net Assets Available for Benefits--
                              Modified Cash Basis


                                                                      Year Ended December 31
                                                                       1999             1998
                                                               -----------------------------------
Additions
Contributions:
  Employees                                                          $ 1,034,827       $ 1,271,535
  Employer                                                               441,025           462,581
Investment income                                                        639,652           541,283
Interest income on loans receivable                                        2,269             2,249
                                                               -----------------------------------
                                                                       2,117,773         2,277,648

Deductions
Withdrawals and benefit payments                                       1,539,928           719,057
                                                               -----------------------------------
                                                                         577,845         1,558,591
Net realized and unrealized (depreciation) appreciation in
 fair value of investments (Note 3)                                   (1,090,127)        2,293,538
                                                               -----------------------------------
Net (decrease) increase                                                 (512,282)        3,852,129
Net assets available for benefits at beginning of year                21,889,555        18,037,426
                                                               -----------------------------------
Net assets available for benefits at end of year                     $21,377,273       $21,889,555
                                                               ===================================


See notes to financial statements.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                        Notes to Financial Statements--
                        Modified Cash Basis (continued)

                               December 31, 1999

1. Significant Accounting Policies

Accounting Method

The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value and the recording of contributions receivable. Other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with generally accepted accounting principles.

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash Equivalents

Cash equivalents are short-term (maturities of less than ninety days), highly liquid investments. The market value of cash equivalents approximates cost.

Investments

Investments are recorded at estimated fair value based upon published quoted prices, determined primarily by the last reported sales price on the last business day of the year.

2. Description of the Plan

The Plan is a contributory defined contribution plan which is available to all full-time employees of United or any of its subsidiaries who have completed one year of service. The Plan was established December 29, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Active participants may defer up to 15% of their annual pre-tax compensation. United contributes an amount equal to 100% of the first 2% of the participant's deferral and 25% of the next 2% of the participant's deferral. Contributions are made by United on a quarterly basis and consist of cash which is used by the Plan to purchase shares of United common stock. Plan earnings are allocated to each participant's account based upon the respective account balances. Participating employees are immediately fully vested as to employee and employer contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                        Notes to Financial Statements--
                        Modified Cash Basis (continued)

In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.

The above description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

Participants may choose to have their contributions directed to any of the following investment options provided that investment elections are made in multiples of 25%.

United Common Stock

Investments are made in United common stock which is listed and its price quoted in the National Association of Securities Dealers Automated Quotations System (NASDAQ).

Mutual Stock Fund

Investments are intended to be in a diversified portfolio of common stocks of highly capitalized companies.

Money Market Fund

Investments are intended to be in a portfolio of short-term United States Government securities not subject to significant market value fluctuations.

Fixed Income Fund

Investments are intended to be in a portfolio of United States Treasury and Government Agency securities with an average maturity of 3-4 years.

                                                            Investment Program
                                        -----------------------------------------------------------
                                              United          Mutual         Money        Fixed
                                              Common           Stock         Market       Income
                                              Stock            Fund           Fund         Fund          Total
                                        --------------------------------------------------------------------------
   1999
   ----
   Cash and equivalents                      $    17,898       $   13,192    $455,872      $  3,446    $   490,408
   Contributions receivable                      102,129                -           -             -        102,129
   Loans receivable                                    -                -      23,657             -         23,657
   Investments (Note 3)                       16,468,307        3,389,799           -       902,973     20,761,079
                                        --------------------------------------------------------------------------
   Net assets available for benefits         $16,588,334       $3,402,991    $479,529      $906,419    $21,377,273
                                        ==========================================================================

   1998
   ----
   Cash and equivalents                      $    20,598       $    9,053    $401,439      $  2,395    $   433,485
   Contributions receivable                      125,250           11,463       2,450         3,375        142,538
   Loans receivable                                    -                -      21,736             -         21,736
   Investments (Note 3)                       18,147,624        2,302,272           -       841,900     21,291,796
                                        --------------------------------------------------------------------------
   Net assets available for benefits         $18,293,472       $2,322,788    $425,625      $847,670    $21,889,555
                                        ==========================================================================

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                        Notes to Financial Statements--
                        Modified Cash Basis (continued)

3. Investments

Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan's maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

The estimated fair value of individual investments representing 5% or more of the Plan's net assets is as follows:

                                                                          December 31
                                                                     1999             1998
                                                                 ----------------------------
   Goldman Sachs Capital Growth Fund                             $ 3,389,799      $ 2,302,272
   United Bankshares, Inc. Common Stock                           16,468,307       18,147,624

During 1999 and 1998, the current value of the Plan's investments (including investments bought, sold, and held during the year), as determined principally by quoted market values, appreciated (depreciated) as follows:

                                                                   Year Ended December 31
                                                                    1999             1998
                                                             ---------------------------------
   Federated Intermediate Government Trust Fund                   $   (47,667)      $   12,007
   Goldman Sachs Capital Growth Fund                                  429,120          472,349
   United Bankshares, Inc. Common Stock                            (2,647,670)       1,201,393
                                                             ---------------------------------
                                                                  $(2,266,217)      $1,685,749
                                                             =================================

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                        Notes to Financial Statements--
                        Modified Cash Basis (continued)

4. Statements of Changes in Net Assets Available for Benefits by Investment Program

                                                                   Investment Program
                                             ------------------------------------------------------------
                                                   United          Mutual          Money         Fixed
                                                   Common           Stock         Market        Income
                                                   Stock            Fund           Fund          Fund           Total
                                             ----------------------------------------------------------------------------
Year Ended December 31, 1999
Additions:
  Contributions from employees                   $   579,563        $  314,109    $ 58,910       $ 82,245     $ 1,034,827
  Contributions from employers                       441,025                 -           -              -         441,025
  Investment income                                  572,694             5,131      20,228         41,599         639,652
  Interest income on loans                                 -                 -       2,269              -           2,269
                                             ----------------------------------------------------------------------------
                                                   1,593,282           319,240      81,407        123,844       2,117,773
Deductions:
  Withdrawals and benefit payments                 1,539,928                 -           -              -       1,539,928
                                             ----------------------------------------------------------------------------
                                                      53,354           319,240      81,407        123,844         577,845
Net realized and unrealized (depreciation)
  appreciation                                    (1,763,102)          719,559           -        (46,584)     (1,090,127)
                                             ----------------------------------------------------------------------------
Net (decreases) increases                         (1,709,748)        1,038,799      81,407         77,260        (512,282)
Interfund transfers                                    4,610            41,404     (27,503)       (18,511)              -
Net assets available for benefits at
  beginning of year                               18,293,472         2,322,788     425,625        847,670      21,889,555
                                             ----------------------------------------------------------------------------
Net assets available for benefits at
  end of year                                    $16,588,334        $3,402,991    $479,529       $906,419     $21,377,273
                                             ============================================================================
Year Ended December 31, 1998
Additions:
  Contributions from employees                   $   697,375        $  367,252    $101,263       $105,645     $ 1,271,535
  Contributions from employers                       462,581                 -           -              -         462,581
  Investment income                                  478,705               325      19,581         42,672         541,283
  Interest income on loans                                 -                 -       2,249              -           2,249
                                             ----------------------------------------------------------------------------
                                                   1,638,661           367,577     123,093        148,317       2,277,648
Deductions:
  Withdrawals and benefit payments                   635,644            49,213      17,992         16,208         719,057
                                             ----------------------------------------------------------------------------
                                                   1,003,017           318,364     105,101        132,109       1,558,591

Net realized and unrealized appreciation           1,719,029           554,298           -         20,211       2,293,538
                                             ----------------------------------------------------------------------------
Net increases                                      2,722,046           872,662     105,101        152,320       3,852,129
Interfund transfers                                  180,215            10,107     (93,375)       (96,947)              -
Net assets available for benefits at
  beginning of year                               15,391,211         1,440,019     413,899        792,297      18,037,426
                                             ----------------------------------------------------------------------------
Net assets available for benefits at
  end of year                                    $18,293,472        $2,322,788    $425,625       $847,670     $21,889,555
                                             ============================================================================

For purposes of this disclosure, loans receivable has been combined with the money market fund.

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                        Notes to Financial Statements--
                        Modified Cash Basis (continued)

5. Differences Between Financial Statements and Form 5500

For purposes of Form 5500, interest-bearing cash and cash equivalents are classified as plan investments. The amount of cash and cash equivalents classified as investments on the Form 5500 was $472,509 and $401,437 as of December 31, 1999 and 1998, respectively.

6. Income Tax Status

The Internal Revenue Service (IRS) has ruled that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator and other representatives of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. Transactions with Parties-in-Interest

The Plan holds 689,772 shares of United common stock, which had an estimated fair value of $23.88 per share at December 31, 1999.

United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.

United National Bank, a wholly owned subsidiary of United, acts as Trustee for the Plan.

           United Bankshares, Inc. Savings and Stock Investment Plan

                    EIN: 55-0641179               Plan: 003

         Schedule H, Line 4(i)--Schedule of Assets Held for Investment

                  Purposes at End of Year--Modified Cash Basis

                               December 31, 1999



                                                                                      Estimated
                                                                                        Fair
                    Description                         Units          Cost             Value
----------------------------------------------------------------------------------------------
United National Bank Liquid Asset Fund (cash
 equivalents)                                          16,640     $    16,640      $    16,640

Goldman Sachs Treasury Obligation Portfolio Fund
 (cash equivalents)                                   455,869         455,869          455,869
Federated Intermediate Government Trust Fund           87,244         920,469          902,973
Goldman Sachs Capital Growth Fund                     122,685       2,358,723        3,389,799
United Bankshares, Inc. common stock                  689,772       7,521,960       16,468,307
Loans to participants (interest rates ranging from
 9.00% to 10.00%)                                           -               -           23,657

                                                                  ----------------------------
                                                                  $11,273,661      $21,257,245
                                                                  ============================

                            United Bankshares, Inc.
                       Savings and Stock Investment Plan

                    EIN: 55-0641179               Plan: 003

Schedule H, Line 4(i)--Schedule of Reportable Transactions--Modified Cash Basis

                          Year Ended December 31, 1999



                                                               Total          Total      Total
                                                                Cost        Proceeds      Cost      Realized
                                                                 of           From         of        Gain or
              Description                                    Purchases        Sales      Assets       (Loss)
------------------------------------------------------------------------------------------------------------

Category (iii)--Series of Transactions in Excess of 5% of Plan Assets

United Bankshares, Inc. Common Stock                         $1,447,752     $998,285     $113,718   $884,567


There were no category (i), (ii) or (iv) reportable transactions during fiscal year 1999.

                        Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-32522) and the related Prospectus, pertaining to the Savings and Stock Investment Plan of United Bankshares, Inc., of our report dated June 16, 2000, with respect to the financial statements and schedules of the United Bankshares, Inc. Savings and Stock Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

                                          /s/ Ernst & Young LLP

Charleston, West Virginia
June 26, 2000